80 8/31/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

At 8-31-2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33846



04013065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



RECEIVED

AUG 2 4 2004

179

REPORT FOR THE PERIOD BEGINNING _____ 7/1/03 _____ AND ENDING _____ 6/30/04
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  CIRCLE TOWER, 55 MONUMENT CIRCLE, SUITE 715
                     (No. and Street)

PROCESSED

SEP 03 2004

THOMSON FINANCIAL

INDIANAPOLIS	INDIANA	46204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  MICHAEL C. GRADY   (317) 637-4844
                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  PRICE & GARTRELL, P.C.
                   (Name — if individual, state last, first, middle name)

8465 KEYSTONE CROSSING, SUITE 195	INDIANAPOLIS	IN	46260
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

  ■ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information

INDIANA MERCHANT BANKING
AND BROKERAGE CO., INC.
FINANCIAL STATEMENT

JUNE 30, 2004

CONTENTS

	PAGE
REPORT OF INDEPENDENT AUDITOR	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6
SUPPLEMENTARY SCHEDULE TO FINANCIAL STATEMENTS	7
ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL	8-9

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Indiana Merchant Banking and Brokerage Co., Inc.
Indianapolis, Indiana

Independent Auditor's Report

     We have audited the accompanying statement of financial condition of Indiana Merchant Banking and Brokerage Co., Inc., as of June 30, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Indiana Merchant Banking and Brokerage Co., Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JULY 21, 2004

Stephen D. Price, C.P.A.   Frank T. Crislip Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

ASSETS

Cash in bank	$	27,981
Cash - Clearing Firm		10,000
Accounts receivable		1,772
Due from affiliate		8,697
TOTAL ASSETS	$	48,450

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions payable	$	797

Stockholder's equity:

Common stock, no par value		
1,000 shares issued and outstanding		5,000
Additional paid-in capital		38,128
Retained earnings		4,525
TOTAL STOCKHOLDER'S EQUITY		47,653
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	48,450

See accompanying notes to financial statement.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

INCOME

Commissions	$	665,916
Interest		5,307
		671,223

OPERATING EXPENSES

Management fees	617,822
Licenses and fees	21,585
Sundry other	29,250
	668,657

NET INCOME	$	2,566

See accompanying notes to financial statement.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2004

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS
Balance at July 1, 2003	$ 5,000	$ 38,128	$ 1,959
Net income	-	-	2,566
Balance at June 30, 2004	$ 5,000	$ 38,128	$ 4,525

See accompanying notes to financial statement.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:

Net income	$	2,566
Changes in assets and liabilities		
Decrease in amount due to (from) affiliate		14,071
Decrease in accounts receivable		3,124
Decrease in commissions payable		(1,406)
Increase in cash from operating activities		18,355
Cash at beginning of year		9,626
Cash at end of year	$	27,981

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a registered broker-dealer under the Securities Exchange Act of 1934.

2. CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital as defined under Rule 15c3-1. At June 30, 2004, the Company had net capital of $ 38,532.

3. EXEMPTION FROM RULE 15c3-3

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

4. RELATED PARTY TRANSACTIONS

The Company utilizes the offices, equipment and personnel of a related company and, accordingly, pays such company management fees. Both companies have the same stockholder.

5. INCOME TAXES

At June 30, 2004, the Company has available net operating loss carryforwards of approximately $ 11,103 which may be used to offset future taxable income. Such carryforwards expire through the year 2013.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
COMPUTATION OF NET CAPITAL
JUNE 30, 2004

Net worth	$	47,653
Less:		
Non-allowance assets		(8,697)
Haircut		(424)
Net capital		38,532
Less: minimum capital requirement		(5,000)
Excess capital	$	33,532

With respect to the computation of net capital under rule 15c3-1, no material differences exist between the computation herein and the respondent's corresponding determination filed for the quarter ended June 30, 2004.

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Indiana Merchant Banking and Brokerage Co., Inc.
Indianapolis, Indiana

We have examined the financial statements of Indiana Merchant Banking and Brokerage Co., Inc. for the year ended June 30, 2004 and have issued our report thereon dated July 21, 2004. As part of our examination, we made a study and evaluation of the company's system of internal accounting control, (which includes the procedures for safeguarding securities), to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in Section 4 (c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stephen D. Price, C.P.A.   Frank T. Crislip Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Indiana Merchant Banking and Brokerage Co., Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives. In addition, no facts came to our attention that would indicate that conditions of the exemption from the rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the Securities and Exchange Commission, and should not be used for any other purpose.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JULY 21, 2004